SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 03, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80
Corporate Registry ID (NIRE) no. 35.3000.1683-1
SUBSCRIBED AND PAID-UP CAPITAL OF R$3,403,688,565.23

MINUTES TO THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 30, 2007

Date, Time and Place: On July 30, 2007 at 11 a.m., at the Company’s headquarters located on Rua Costa Carvalho, nº 300, in the city and state of São Paulo. CALL NOTICE: The call notice was published in the editions of June 30, July 3 and 4, 2007 in newspapers Official Gazette of the State of São Paulo and Folha de São Paulo. ATTENDANCE: Shareholders representing more than 2/3 of the capital stock, as per their signatures recorded in the Shareholder Attendance Book, in addition to the CEO of SABESP Gesner José de Oliveira Filho, Member of the Fiscal Council Sandra Maria Giannella, Member of the Board of Directors and Coordinator of the Auditing Committee Farrer Jonathan Paul Lascelles Pallin and Marco Antonio Brandão Simurro, representing the independent auditing firm Deloitte Touche Tohmatsu. PRESIDING BOARD: Chairman: Vice-chairman of the Board of Directors Humberto Rodrigues da Silva. Secretary: shareholder Maria Cristina Biselli Ferreira. AGENDA: EXTRAORDINARY GENERAL MEETING I. To elect members of the Board of Directors, pursuant to paragraph 14 of the Company’s Bylaws, for the remaining term of office of the member replaced; II. Amend/Authorize the Management Accounts and the Financial Statements based on the Appraisal Reports of the Fiscal Council and of the Independent Auditors, relative to year 2006, in accordance with the Management Report, Balance Sheets and corresponding Explanatory Notes, which were objects of deliberation of the Annual

General Meeting of April 30, 2007; III. Amend/Authorize the deliberation about the appropriation of net income and the transfer of accumulated income balances to investment reserves, as per the Multiyear Investment Plan on the Capital Budget, deliberated at the Annual General Meeting of April 30, 2007.

EXPLANATION: 1) The matters were dully appraised by the State Council for Protection of Capital of the State (CODEC) by means of the Appraisal Report no. 159/2007 of July 25, 2007 relative to the Proceeding S.F. nº 12091-437024/2007, which instructed the vote of the agent of shareholder State Treasury. 2) These minutes were drawn up in the summary format, pursuant to the provided for in paragraph 1 of article 130 of law 6,404/76 and subsequent amendments. RESOLUTIONS: The Chairman of the presiding board presented to discussion the item “I" of agenda, “to elect members of the Board of Directors, pursuant to paragraph 3 of the article 14 of the Company’s Bylaws, for the remaining term of office of the member replaced”. The agent of shareholder State Treasury, Attorney José Roberto de Moraes, by reason of the resignation of Board Member Renilson Rehem de Souza, requested via correspondence dated June 27, 2007, appointed based on said CODEC Appraisal Report to compose the Board of Directors, for the remaining term of office, Francisco Vidal Luna. The proposal of the agent of shareholder State Treasury, Attorney José Roberto de Moraes was presented for discussion by the Chairman and then in voting the election of Member of the Board of Directors FRANCISCO VIDAL LUNA, Brazilian citizen, married, economist, resident and domiciled in the city and state of São Paulo, at Rua Sampaio Vidal, nº 440, Jardim Paulistano, Identity Card (RG) no. 3.500.003 SSP/SP and Individual Taxpayer’s ID (CPF) no. 031.950.828 -53, was approved by unanimous vote, for the remaining term of office of the Full Board, and the dissenting votes and respective abstentions were recorded. The investiture in office shall abide by the requirements and procedures set forth in the Brazilian Corporate Law and other statutory provisions, including those regarding the delivery of the Statements of Assets, the execution of the no estoppel instrument, as well as the Instrument of Agreement set forth in the Novo Mercado Listing Rules of the São Paulo Stock Exchange and others required by the applicable legislation. Following that, the Chairman proceeded to item "II" “to amend/authorize the Management Accounts and the Financial Statements based on the Appraisal Reports of the Fiscal Council and of the Independent Auditors, relative to year 2006, in accordance with the Management Report, Balance Sheets and corresponding Explanatory Notes, which were objects of deliberation of the Annual General Meeting of April 30, 2007” and recorded the attendance of Marco Antonio Brandão Simurro, the agent of the independent auditing firm Deloitte Touche Tohmatsu, as well as Nara Maria Marcondes França, Accounting Supervisor. The agent of shareholder State Treasury, Attorney José Roberto de Moraes, based on said CODEC Appraisal Report and considering that this matter was approved by the Board of Directors and by the Fiscal Council of the Company, proposed the approval of the Management Accounts and the Financial Statements instructed with the Appraisal Reports of the Fiscal Council and of the Independent Auditors who voiced their opinions in the sense that said Financial Statements represent properly in all the material aspects, the equity and financial position of Sabesp on December 31, 2006. And, in the end, pursuant to the terms of said Appraisal Report, recommended to the Management the forwarding to the CODEC of detailed information with the effective accounting adjustments and their respective justifications. The proposal of the State Treasury was presented for voting by the Chairman, being recorded the dissenting votes and abstentions, and approved by majority vote. Following that, the Chairman presented for discussion the item “III” of the agenda, “to amend/authorize the deliberation about the appropriation of net income and the transfer of accumulated income balances to investment reserves, as per the Multiyear Investment Plan on the Capital Budget, deliberated at the Annual General Meeting of April 30, 2007”, with the attendance of Marco Antonio Brandão Simurro and Nara Maria Marcondes França, described above. The agent of shareholder State Treasury, Attorney José Roberto de Moraes, based on said CODEC Appraisal Report and considering that this matter was approved by the Board of Directors and by the Fiscal Council of the Company, proposed, pursuant to article 192 of Law no. 6,404/76 and subsequent amendments, the appropriation of net income of year 2006: Income for the year R$778,904,646.65; (+) Realization of the revaluation reserve R$102,271,851.94; (-) Interest on own capital R$270,840,785.13; (-) Legal reserve 5% R$38,945,232.33; Accumulated income R$571,390,481.13. In order to meet the Company’s investment needs, set forth in the Multiyear Investment Plan on the Capital Budget in the amount of R$3,870.7 million for the period from 2004 to 2007, we propose the transfer of R$571,390,481.13 from the Accumulated Income balance to Investment Reserve. The proposal of the State Treasury was presented for voting by the Chairman, being recorded the dissenting votes and abstentions, and approved by majority vote. The voting was as follows: Cristiane da Silva Rensi, Brazilian citizen, married, Identity Card (RG) no. 33.869.955 -7, agent of shareholders The Bank of New York, whose power of attorney was authenticated by the presiding board and registered under number 1, presented the following vote statement: regarding item I of the agenda, 13,857,956 votes for the approval and 1,454,298 against, 118,928 abstaining; item II of the agenda, 15,350,514 in favor of the approval, 17,158 against, and 48.232 abstaining from voting. And regarding item III of the agenda, 15,340,594 for, 47,574 against and 31,656 abstaining. Following that, Anali Penteado Buratin, Brazilian citizen, single, Brazilian Bar Association (OAB/SP) no. 196.610, representing shareholders whose powers of attorney were authenticated by the presiding board and registered under number 2, presenting the statements of favorable votes regarding items I, II and III of the agenda and number 3, whose votes were favorable regarding items I, II and III of the agenda, except the PSP Foreign Equity Fund shareholders who abstained regarding item I and Ishares Msci Brazil (Free) Index Fund which abstained from voting regarding item II of the agenda. CLOSURE AND WRITING UP OF THE MINUTES: There being no further business to transact, the Chairman thanked the attendance of everyone and declared concluded the works of the Extraordinary General Meeting. These minutes were then drawn up, read, found in order, and signed by the Chairman, Secretary and the attending shareholders, who constitute the necessary majority for the resolutions taken. ATTENDANCE: The following board members attended the meeting: Vice-chairman of the Board of Directors and Chairman of the presiding board Humberto Rodrigues da Silva, the agent of shareholder State Treasury, Attorney José Roberto de Moraes, Fiscal Council member of the Company, Sandra Maria Giannella, the agent representing the independent auditing firm Deloitte Touche Tohmatsu, Marco Antonio Brandão Simurro, Cristiane da Silva Rensi, Anali Penteado Buratin and Maria Cristina Biselli Ferreira. DOCUMENTS FILED at the Assistant Office of the Company’s Secretary – PPS.

São Paulo, July 30, 2007.

HUMBERTO RODRIGUES DA SILVA	JOSÉ ROBERTO DE MORAES
Chairman of the Presiding Board	By the State Treasury

MARIA CRISTINA BISELLI FERREIRA	CRISTIANE DA SILVA RENSI
Secretary of the Presiding Board – OAB
39.570

ANALI PENTEADO BURATIN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 03, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.